SIDLEY AUSTIN LLP 555 CALIFORNIA STREET SUITE 2000 SAN FRANCISCO, CA 94104 +1 415 772 1200 +1 415 772 7400 FAX AMERICA • ASIA PACIFIC • EUROPE

August 27, 2020

Via EDGAR and Email

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Valian A. Afshar

Re:	DaVita Inc.
Schedule TO-I filed on August 17, 2020
File No. 005-47431

Dear Mr. Afshar:

On behalf of our client, DaVita Inc. (“DVA” or the “Company”), we hereby acknowledge receipt of the comment letter dated August 24, 2020 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-I (the “Schedule TO-I”).

We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of the Staff’s comment in bold-face type below, followed by the Company’s response. Unless otherwise noted, page number references herein refer to Exhibit (a)(1)(A) to the Schedule TO-I, which is the Offer to Purchase.

The Company has today filed, via EDGAR, an amendment to Schedule TO-I (“Amendment No. 1”) together with this response letter.

Responses to Staff Comments

Schedule TO-I

Exhibit (a)(1)(A) – Offer to Purchase

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

August 27, 2020

General

1.

We note that you are using a modified “Dutch auction” pricing mechanism for the Offer, whereby the Offer to Purchase discloses a range of prices from $77.00 to $88.00 per share at which tendering shareholders may elect for the Company to repurchase their tendered shares. We further note that the Offer to Purchase indicates that the trading price of the Company’s shares on the last full trading day before the announcement of the Offer was $82.17 per share. Therefore, at the low end, the specified range in the modified Dutch auction is below the most recent trading price of the shares. Tendering shareholders who either make a Purchase Price Tender or elect an Auction Tender at the lower end of the range (i.e., below $82.17) will therefore be tendering at a price per share that is below the most recent market price per share before announcement of the Offer. We have stated that a bidder must clearly and prominently explain when an offer price is below the recent market price for the subject securities. See Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, SEC Release No. 34-43069 (July 31, 2000). Please amend the Offer to Purchase to note that Purchase Price Tenders or shareholders who tender at an Auction Tender price of less than $82.17 will be tendering at a price less than the most recent trading price for the shares.

Response: In response to the Staff’s comment, we will amend the last paragraph of the cover page to add the following as a new third sentence to such paragraph:

“Accordingly, a Purchase Price Tender or Auction Tender at a price below $82.17 pursuant to the modified “Dutch Auction” may lower the Purchase Price to a price below such closing price.”

We will also amend the last sentence of the second paragraph on page 2 to read in its entirety:

“You should understand that a Purchase Price Tender or an election of an Auction Tender at a price below $82.17 pursuant to the modified “Dutch Auction” may lower the Purchase Price and could result in your shares being purchased at a price that is below $82.17, the reported closing price of our common stock on the NYSE on August 14, 2020, the last full trading day prior to the commencement of the Offer, and could be below the reported closing price of our common stock on the NYSE at the Expiration Time.”

We will additionally amend the bolded sentence on page 7 and the first bolded sentence on page 17 of the disclosure in the Offer to Purchase to read in each of their entirety:

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

August 27, 2020

“Accordingly, Purchase Price Tenders or an election of an Auction Tender at a price below $82.17 pursuant to the modified “Dutch Auction” could result in the Purchase Price being lower than $82.17, which is a price that is below the reported closing price of our common stock on the NYSE on August 14, 2020, the last full trading day prior to the commencement of the Offer, and could result in your shares being purchased at $77.00, the minimum price per share in the Offer, which could be below the reported closing price of our common stock on the NYSE at the Expiration Time.”

Procedures for Tendering Shares, pages 21-27

2.

We note the following statement on page 26: “All questions . . . will be determined by DVA in its sole discretion, and will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction” Please revise to expressly indicate that shareholders may challenge your determinations in a court of competent jurisdiction. At present, the disclosure does not account for this possibility and instead only indicates that a court might have a different opinion that could otherwise supersede your “final and binding” determination. Please also make any conforming changes to similar statements on page 28 of the Offer to Purchase and Exhibit (a)(1)(F).

Response: In response to the Staff’s comment, the Company will amend the disclosure on page 26 of the Offer to Purchase (and make conforming changes elsewhere as appropriate) by adding the following to the end of the first sentence under the heading “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects”:

“, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.”

Conditions of the Offer, pages 30-32

3.

We note the following statement: “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Time.” This statement suggests you may become aware that an Offer condition has been triggered or otherwise has become incapable of being satisfied, yet the Offer may proceed without you making a disclosure. As stated elsewhere in the Offer to Purchase, however, you must amend the Offer to disclose material changes. To the extent you become aware of any condition being “triggered” that would enable you to terminate the Offer or otherwise cancel your obligation to accept tenders, and you elect to proceed with the Offer anyway, we view that decision as being a waiver of the condition. If a material condition is waived, a material change has occurred to the Offer requiring revised disclosure and (potentially) an extension of the Offer. Please revise this disclosure to correct this inconsistency with respect to your stated understanding of your planned treatment of material changes.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

August 27, 2020

Response: In response to the Staff’s comment, the Company will amend the disclosure regarding the Conditions of the Tender Offer in Section 7 on page 32 of the Offer to Purchase by amending the fifth sentence of the final paragraph of Section 7 to read in its entirety:

“If we waive any of the conditions described above, we will disclose any material changes resulting therefrom and will, if required by applicable law, amend the Offer to extend the Expiration Time.”

Miscellaneous, page 49

4.

We note the following statement: “If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction.” While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 58597 (September 19, 2008). Please also make any conforming changes to similar statements on page ii of the Offer to Purchase and in Exhibits (a)(1)(D), (E) and (F).

Response: In response to the Staff’s comment, the Company will amend the disclosure in the first paragraph of Section 18 on page 49 of the Offer to Purchase (and make conforming changes elsewhere as appropriate) in its entirety to be consistent with Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934, as amended as follows:

“In making the Offer, we are not aware of any U.S. State where the making of the Offer is not in compliance with applicable law. If, however, we become aware that the making of the Offer or the acceptance of shares pursuant to the Offer is not permitted by administrative or judicial action pursuant to a State Law, we will make a good faith effort to comply with such applicable State Law. If, after such good faith effort, we cannot comply with the applicable State Law, the Offer will not be made to the holders of shares in that U.S. State. In making the Offer, we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Exchange Act. In any U.S. State where the securities or Blue Sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such U.S. State.”

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

August 27, 2020

Exhibit (a)(1)(B) – Letter of Transmittal

5.

We note that the italicized paragraph on page 3 of the Letter of Transmittal includes the following statement: “I/we hereby . . . release and discharge the Company from any and all claims I/we may have now, or may have in the future, arising out of or related to, the shares.” Please revise this statement to comply with Section 29(a) of the Securities Exchange Act of 1934.

Response: In response to the Staff’s comment, the Company will amend the disclosure in the Letter of Transmittal to remove clause (c) from the italicized paragraph on page 3. This amendment to the Letter of Transmittal will apply to all holders who tender their shares pursuant to the Letter of Transmittal, as amended, and will be deemed to apply retroactively to those holders who submitted their Letter of Transmittal prior to the amendment.

6.

We note that paragraph 11 of the Letter of Transmittal states that certain of the Company’s determinations “will be final and binding on all parties.” Please revise these statements to be consistent with similar statements in the “Procedures for Tendering Shares” section of the Offer to Purchase, which account for the possibility that a court might have a different opinion that could otherwise supersede your “final and binding” determination. Please also make any conforming changes required as a result of comment 1 above.

Response: In response to the Staff’s comment, the Company will amend the disclosure in the Letter of Transmittal by adding the following to the end of the fourth and sixth sentences of paragraph 11 on page 9 of the Letter of Transmittal:

“, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.”

Additionally, the Company will add a sentence to paragraph 4 on page 8 of the Letter of Transmittal to make conforming changes required as a result of comment 1 above. The following will be added as a new second sentence of paragraph 4:

“An election of an Auction Tender at a price below $82.17 could result in the Purchase Price being lower than $82.17, which is a price that is below the reported closing price of our common stock on the NYSE on August 14, 2020, the last full trading day prior to the commencement of the Offer, and could result in your shares being purchased at $77.00, the minimum price per share in the Offer, which could be below the reported closing price of our common stock on the NYSE at the Expiration Time.”

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

August 27, 2020

This amendment to the Letter of Transmittal will apply to all holders who tender their shares pursuant to the Letter of Transmittal, as amended, and will be deemed to apply retroactively to those holders who submitted their Letter of Transmittal prior to the amendment.

Exhibit (a)(5)(A) – Press Release

7.

We note that in the final sentence of the cautionary statement regarding forward-looking statements, you do not undertake any obligation to update or revise any forward-looking statements. This disclaimer is inconsistent with your obligations under Rule 13e-4(c)(3) to amend the Schedule TO to reflect a material change to the information previously disclosed. Please revise accordingly.

Response: In response to the Staff’s comment, the Company acknowledges its understanding and confirms to the Staff that it will update or revise its future disclosures as required by law.

*    *    *

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

August 27, 2020

The Company acknowledges that the Staff may have additional comments after reviewing this response letter.

We appreciate your assistance in reviewing this response letter. Please direct any questions or comments regarding this filing to me at 415-772-1271.

Sincerely,

/s/ Sharon Flanagan

Sharon Flanagan, Esq.
Sidley Austin LLP

cc:	Edward Ricchiuto, Esq.

Sidley Austin LLP